SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GOTTEX MULTI-ASSET ENDOWMENT FUND - I
(Name of Issuer)

GOTTEX MULTI-ASSET ENDOWMENT FUND - I
(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

William Woolverton

Gottex Multi-Asset Endowment Fund - I
28 State Street, 40th Floor
Boston, MA 02109
(617) 532-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

February 27, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $330,000.00       (a) Amount of Filing Fee: $42.50 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $42.50

Form or Registration No.: SC TO-I

Filing Party: Gottex Multi-Asset Endowment Fund - I

Date Filed: February 27, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Gottex Multi-Asset Endowment Fund - I

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on February 27, 2014 by Gottex Multi-Asset Endowment Fund - I (the "Fund") in connection with an offer by the Fund to purchase up to $330,000 of shares of beneficial interest in the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on February 27, 2014.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   The Offer expired at 11:59 p.m., Eastern Time, on March 26, 2014.

2.   The Valuation Date of the Shares tendered pursuant to the Offer was April 30, 2014.

3.   No Shares were tendered prior to the expiration of the Offer, and therefore, no Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

Gottex Multi-Asset Endowment Fund - I

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOTTEX MULTI-ASSET
ENDOWMENT FUND - I

By : /s/ William H. Woolverton

Name: William H. Woolverton

Title: Vice President and Secretary

July 11, 2014